Exhibit 99.2

SKK HOLDINGS Limited Announces cLOSing of $10.0 Million Initial Public Offering

SINGAPORE, October 9, 2024 (GlobeNewswire) – SKK Holdings Limited (“SKK” or the “Company”) (Nasdaq: SKK), a civil engineering service provider that specializes in subsurface utility works in Singapore, today announced the closing of its previously announced initial public offering (the “Offering”) of an aggregate 2,500,000 ordinary shares at a public offering price of $4.00 per share for total gross proceeds of $10.0 million, before deducting underwriting discounts and offering expenses. The Company sold 1,750,000 ordinary shares and selling shareholders sold an aggregate of 750,000 ordinary shares. The Company did not receive any proceeds from the sale of shares by the selling shareholders.

The shares began to trade on the Nasdaq Capital Market on October 8, 2024, under the ticker symbol “SKK.” The Company received aggregate net proceeds of approximately $5.26 million, after deducting discounts, expenses and expense allocations. Proceeds of the Offering will be used to expand and renew the Company’s fleet of equipment and vehicles, expand its operational facilities, for debt repayment, to explore other business expansion opportunities, and for general working capital.

Bancroft Capital, LLC acted as sole underwriter for the Offering. Troy Gould PC acted as U.S. legal counsel to the Company, and Taft Stettinius & Hollister LLP acted as U.S. legal counsel to Bancroft Capital, LLC.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 related to the Offering, as amended (File No. 333-276744), which was filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on September 18, 2024. The Offering was made only by means of a prospectus forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained by visiting the SEC’s website located at http://www.sec.gov or by contacting Bancroft Capital, LLC, 501 Office Center Drive, Suite 130, Fort Washington, PA 19034, Attention: Jason Diamond or email: investmentbanking@bancroft4vets.com or by telephone at 484-546-8000.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SKK Holdings Limited

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the registration statement on Form F-1 related to the Offering, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

SKK Holdings Limited Contact:

Yee Yen Han

Chief Financial Officer

Telephone +65 6334 3831

skkcfo@skkworks.com.sg

Phaik Shya Koay

Financial Controller

Telephone +65 6334 3831

kelly.koay@skkworks.com.sg

Underwriter Inquiries:

Bancroft Capital, LLC,

501 Office Center Drive, Suite 130

Fort Washington, PA 19034

Email: investmentbanking@bancroft4vets.com